As filed with the Securities and Exchange Commission on February 14, 1996
                            Registration No. 33-93842


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               ------------------


                                 AMENDMENT NO.2
                                       TO
                                    FORM S-2
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933


                                -----------------

                                PC ETCETERA, INC.
             (Exact name of registrant as specified in its charter)

                DELAWARE                     13-3260705
     (State or other jurisdiction         (I.R.S. Employer
           of incorporation)            Identification Number)

                               462 SEVENTH AVENUE
                            NEW YORK, NEW YORK 10018
                                 (212) 736-5870
          (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                               TERRY I. STEINBERG
                                    PRESIDENT
                                PC ETCETERA, INC.
                               462 SEVENTH AVENUE
                            NEW YORK, NEW YORK 10018
                                 (212) 736-5870
            (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)

                               ------------------

                  Copies of all communications and notices to:

                              FRED S. SKOLNIK, ESQ.
                       CERTILMAN BALIN ADLER & HYMAN, LLP
                                90 MERRICK AVENUE
                          EAST MEADOW, NEW YORK  11554
                                 (516) 296-7000

                               ------------------

APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this registration statement.

                       (Cover continued on following page)

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 of the Securities Act of 1933, check the following box. [x]

If the registrant elects to deliver its latest annual report to security-holders, or a complete and legible facsimile thereof, pursuant to Item 11(a)(1) of this form, check the following box. [ ]



                   CALCULATION OF ADDITIONAL REGISTRATION FEE

-----------------------------------------------------------------------------------
-----------------------------------------------------------------------------------
                                    PROPOSED       PROPOSED
                                    MAXIMUM         MAXIMUM
      TITLE OF         AMOUNT      OFFERING        AGGREGATE       AMOUNT OF
      SHARES TO         TO BE      PRICE PER       OFFERING      REGISTRATION
    BE REGISTERED    REGISTERED    SHARE(1)        PRICE (1)          FEE
-----------------------------------------------------------------------------------
COMMON SHARES,       2,400,000      $2.50         $6,000,000.00   $2,068.97(2)
  PAR VALUE             shs.
  $.01 PER SHARE,
  REGISTERED FOR
  THE BENEFIT OF
  SELLING
  STOCKHOLDERS
-----------------------------------------------------------------------------------
COMMON SHARES,       5,744 shs.     $.85          $    4,882.40   $    1.68
  PAR VALUE
  $.01 PER SHARE,
  REGISTERED FOR
  THE BENEFIT OF
  SELLING
  STOCKHOLDERS
-----------------------------------------------------------------------------------
                                                    Total......   $2,070.65(2)
-----------------------------------------------------------------------------------
-----------------------------------------------------------------------------------

(1) Estimated solely for the purpose of calculating the amount of the registration fee pursuant to Rule 457.
(2)  $2,068.97 paid with original filing.


                           __________________________

     The registrant thereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

                           __________________________

                              SUBJECT TO COMPLETION
                 PRELIMINARY PROSPECTUS DATED FEBRUARY 14, 1996

PROSPECTUS
                             2,405,744 COMMON SHARES
                                ----------------

                                PC ETCETERA, INC.

          This Prospectus relates to 2,405,744 shares of Common Stock (the "Shares") of PC Etcetera, Inc. (the "Company"), which are being offered by various selling stockholders (the "Selling Stockholders"). The Company will not receive any proceeds from the sale of the Shares by the Selling Stockholders. See "Principal and Selling Stockholders".


                            ----------------

             SEE "RISK FACTORS" (PAGE 4) FOR INFORMATION THAT SHOULD
                    BE CONSIDERED BY PROSPECTIVE PURCHASERS.

                                ----------------

             THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED
             BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE
          SECURITIES COMMISSION NOR HAS ANY SUCH COMMISSION PASSED UPON
                  THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS.
            ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                               ----------------

          The Company is not aware of any underwriting arrangements with respect to the sale of the Shares by the Selling Stockholders. The Company believes that such securities will be sold from time to time in the over-the-counter market at then prevailing prices or in private transactions at negotiated prices, and that usual and customary brokerage fees will be paid by the Selling Stockholders in connection therewith.

          References in this Prospectus to numbers of shares of Common Stock ("Common Shares") and per share amounts give retroactive effect to the one-for-five reverse split of the Company's Common Shares effectuated on April 19, 1995 (the "Reverse Split").


          The Company's Common Shares are traded in the over-the-counter market on the National Association of Securities Dealers, Inc.'s OTC Bulletin Board (the "Bulletin Board") (Symbol: PCEZ). On _______________, 1996, the closing bid and asked prices for the Company's Common Shares, as quoted on the Bulletin Board, were $_______ and $_______, respectively, per share.

                                ----------------

                                             , 1996

NO DEALER, SALESMAN OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMA-TION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY OTHER PERSON. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY TO ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO, OR TO ANYONE TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT ANY INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.

                            ----------------

                              AVAILABLE INFORMATION

          The Company files reports and other information with the Securities and Exchange Commission (the "Commission"). Such reports and other information filed by the Company with the Commission can be inspected and copied at the public reference facilities maintained by the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the following Regional Offices of the Commission: New York Regional Office, 7 World Trade Center, Suite 1300, New York, New York 10048; and Chicago Regional Office, Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Copies of such material can also be obtained from the Public Reference Section of the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates.

          The Company has filed a registration statement on Form S-2 (together with all amendments thereto, the "Registration Statement") with the Commission under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the Shares offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement. For further informa-tion with respect to the Company and the Shares offered hereby, reference is made to the Registration Statement and to the exhibits filed therewith or incorporated by reference, copies of which may be obtained upon payment of a fee prescribed by the Commission, or may be examined free of charge at the public reference facilities maintained by the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. Each statement made or incorporated by reference in this Prospectus referring to a document filed as an exhibit to the Registration Statement or incorporated by reference therein is qualified by reference to the exhibit for a complete statement of its terms and conditions.

                               ----------------

                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

          The documents listed below have been filed by the Company with the Commission and are incorporated herein by reference:

               (a) The Company's Annual Report on Form 10-KSB for the fiscal year ended December 31, 1994, as amended (the "1994 Form 10-KSB");


               (b) The Company's Quarterly Reports on Form 10-QSB for the quarters ended March 31, 1995, as amended (the "March 31, 1995 Form 10-QSB"), June 30, 1995, as amended (the "June 30, 1995 Form 10-QSB"), and September 30, 1995, as amended (the "September 30, 1995 Form 10-QSB"); and

               (c) The Company's Current Reports on Form 8-K for events dated August 12, 1994, as amended, August 11, 1995 and January 31, 1996 (the "January 31, 1996 Form 8-K") (collectively the "Forms 8-K").

               The 1994 Form 10-KSB and September 30, 1995 Form 10-QSB accompany this Prospectus. The Company will provide without charge to each person to whom a copy of this Prospectus is delivered, upon the written or oral request of any such person, a copy of the March 31, 1995 Form 10-QSB, June 30, 1995 Form 10-QSB and Forms 8-K (other than exhibits to such documents). Requests for such copies should be directed to Joseph Sabrin, Secretary, PC Etcetera, Inc., 462 Seventh Avenue, New York, New York 10018.

               Any statement contained in a document incorporated herein by reference shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein modifies or super-sedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.
                                ----------------


                                TABLE OF CONTENTS

                                                  PAGE
                                                  ----

     Available Information.......................  2
     Incorporation of Certain Documents
       by Reference..............................  3
     Risk Factors................................  4
     Subsequent Events...........................  7
     The Company.................................  9
     Use of Proceeds............................. 10
     Principal and Selling Stockholders.......... 10
     Description of Common Stock................. 18
     Legal Matters............................... 19
     Experts..................................... 19


                                ----------------

                                  RISK FACTORS

               This offering entails certain risks. In analyzing a purchase, the following factors, among others, should be read and considered carefully in conjunction with the more detailed information set forth elsewhere or incorpo-rated by reference herein.



     1. ACCUMULATED DEFICIT, WORKING CAPITAL DEFICIENCY, RECENT UNPROFIT-ABLE OPERATIONS, AND EFFECT OF INTANGIBLE ASSETS. As of September 30, 1995, the Company had an accumulated deficit of $3,948,345 and a working capital deficien-cy of $848,084. In addition, during the fiscal year ended December 31, 1994 and nine months ended September 30, 1995, the Company's operations were unprofit-able. Moreover, to date, a substantial portion of the working capital require-ments of the Company and its subsidiaries has been provided from the sale of equity and debt securities. The ability of the Company to continue its opera-tions successfully is materially dependent upon the marketing of its services and products in a profitable manner, the raising of any additional capital which it may require and the continuation of its existing asset-based lending arrange-ment. In addition, the amortization expense of the Company's intangible asset (i.e., software), which represented almost 31% of the Company's assets and more than 94% of the Company's stockholders' equity as of September 30, 1995, will adversely affect the Company's results of operations. See Item 6 of the 1994 Form 10-KSB and Item 2 of Part I of the September 30, 1995 Form 10-QSB incorpo-rated herein by reference.

     2. RECENT DIVERSIFICATION OF BUSINESS; CONTEMPLATED SALE OF INSTRUC-TOR-LED TRAINING OPERATIONS. During the past two years, the Company has diversified its business operations by introducing two new service/product lines: contract consulting services and computer-based training ("CBT") pro-grams. Due to the limited operating history with respect to such new services and products, an evaluation of the long-term prospects of such business lines is difficult to make. In addition, as discussed in the January 31, 1996 Form 8-K, the Company has sold its wholly-owned Canadian subsidiary ("PC Canada") and is exploring the possibility of selling its United States instructor-led training ("ILT") operations which, until 1993, represented the Company's sole operating activity. No assurances can be given that such operations will be sold or that, upon the consummation of any such sale, the Company's remaining operations will be viable. Further, as discussed under "Subsequent Events", of the approximate-ly $750,000 in proceeds received at the closing of the sale of PC Canada, approximately $500,000 must be used to repay loans made to the Company effective December 5, 1995. See Item 1 of the 1994 Form 10-KSB and Items 2 and 7 of the January 31, 1996 Form 8-K incorporated herein by reference. In addition, see
Item 6 of the 1994 Form 10-KSB and Item 2 of Part I of the September 30, 1995 Form 10-QSB incorporated herein by reference for a discussion of, among other matters, the losses incurred by the Company with regard to its CBT operations.

     3. COMPETITION. The Company faces competition from a number of entities which presently provide computer training and consulting services, or market CBT products, similar to those furnished by the Company. The Company also encounters competition from educational institutions providing personal computer training programs, including universities, colleges and adult education centers, and customers' in-house training staffs. Many of the entities which provide ILT and consulting services, and market CBT products, have greater financial and marketing resources than the Company. See Item 1 of the 1994 Form 10-KSB incorporated herein by reference.

     4. DEPENDENCE UPON KEY PERSONNEL. The success of the Company depends to a large extent on the efforts, abilities and expertise of a relative-ly small group of courseware development, software development, marketing and executive personnel. The Company has not entered into any employment agreements with any persons. The loss of services of such key personnel could have a material adverse effect on the Company. See Items 1 and 9 of the 1994 Form 10-KSB incorporated herein by reference.

     5. PROPRIETARY PROTECTION. The protection of proprietary informa-tion developed by the Company and used in its training programs will be limited to such protection as the Company may be able to secure under copyright and patent laws and confidentiality agreements. However, there can be no assurance that the scope of any such protection that the Company is able to secure will be adequate to protect its proprietary information, or that the Company will have the financial resources to engage in litigation against parties who may infringe such patents or copyrights. In addition, there can be no assurance that others will not develop similar training programs independently of the Company. See
Item 1 of the 1994 Form 10-KSB incorporated herein by reference.

     6. TECHNOLOGICAL OBSOLESCENCE. The personal computer industry is characterized by the continual introduction of new hardware and software products and rapid changes in customer preferences. There can be no assurance that the Company will have the resources to develop programs at a pace suffi-cient to satisfy demand. See Item 1 of the 1994 Form 10-KSB incorporated herein by reference.

     7. DELAYED RELEASE OF WINDOWS 95. A new operating system entitled "Windows 95" was originally scheduled for release during the first quarter of 1995. The release date was continually deferred and was finally released in August, 1995. Many of the Company's clients delayed any software conversions and training projects awaiting the release of Windows 95 with a resulting adverse effect on the Company's revenues. No assurances can be given that the release of Windows 95 will have a material positive effect on the Company's revenues.


     8. CONTINGENT OBLIGATION TO ISSUE SECURITIES. In the event the Registration Statement of which this Prospectus forms a part is not declared effective by the Commission by June 30, 1996, the Company will be obligated to issue a substantial number of Common Shares as well as a substantial number of warrants for the purchase of Common Shares. In the event the Registration Statement is not declared effective by December 31, 1996, a similar obligation will exist. See Item 12 of the 1994 Form 10-KSB incorporated herein by refer-ence and "Subsequent Events".


     9. NO DIVIDENDS. The Company has never paid any dividends on its Common Shares and does not anticipate paying any such dividends in the foresee-able future.


     10. LIMITED MARKET FOR COMMON SHARES; SHARES AVAILABLE FOR RESALE. The Company does not currently meet the initial listing requirements for NASDAQ. Accordingly, trading in the Company's Common Shares is conducted in the over-the-counter market on the Bulletin Board where there is presently only a limited trading market for such securities. As a consequence, purchasers of the Shares could find it difficult to dispose of, or obtain accurate quotations as to the market value of, such Shares. In addition, the 2,405,744 shares available for resale pursuant to this Prospectus represent approximately 62% of the outstand-ing shares of Common Stock of the Company (assuming the conversion of Series A Preferred Stock into Common Stock, and the exercise of warrants for the purchase of Common Stock, constituting a portion of such 2,405,744 shares). Sales of substantial amounts of Common Shares of the Company in the public market following the effective date of the registration statement of which this Prospectus forms a part could adversely affect the market price for such Common Shares.

     11. POSSIBLE ISSUANCES OF PREFERRED STOCK. The Company has 5,000,000 shares of authorized Preferred Stock, of which 1,000,000 shares of Series A Preferred Stock (the "Series A Preferred Shares") are outstanding. Although the Company has no current plans to issue Preferred Stock, the Company may issue shares of such Preferred Stock in the future without further stockholder approval and upon such terms and conditions, and having such rights, privileges and preferences, as the Board of Directors may determine. The rights of the holders of Common Shares will be subject to, and may be adversely affected by, the rights of the holders of any Preferred Stock that may be issued in the future. The availability of Preferred Stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from seeking to acquire, a majority of the outstanding voting stock of the Company. See "Description of Common Stock".


                                SUBSEQUENT EVENTS

               Since the filing of the 1994 Form 10-KSB, in addition to those events discussed in the March 31, 1995 Form 10-QSB, the June 30, 1995 Form 10-QSB, the September 30, 1995 Form 10-QSB, the Current Report on Form 8-K for an event dated August 11, 1995 and the January 31, 1996 Form 8-K incorporated herein by reference or otherwise discussed herein, the following events have occurred:


               (a) Effective April 19, 1995, the Company effected the Reverse Split.

               (b) Effective with the Reverse Split, 1,000,000 outstanding shares of Series B Preferred Stock of the Company were mandatorily convert-ed into an aggregate of 1,000,000 Common Shares of the Company (on a post-Reverse Split basis). The resale of such Common Shares is covered by this Prospectus. See "Principal and Selling Stockholders".

               (c) In May 1995, Martin F. Kahn was elected Chairman of the Board and a director of the Company to fill the vacancy created by the resignation of Gilbert H. Steinberg. Mr. Kahn, age 45, has served since 1989 as Chairman of Ovid Technologies, Inc. (formerly CDP Technologies, Inc.), a leading producer of medical, scientific and technical CD-ROM and network products; since 1993 as Chairman of OneSource Information Services (formerly Lotus One Source), which develops and markets a comprehensive set of integrated business information and software products; since 1991 as Chairman of Vista Information Solutions, Inc. (formerly DataMap, Inc., a successor through merger to Vista Environmental Information, Inc.), which supplies site-specific risk information about real estate for the insur-ance, banking, and environmental engineering markets; since April 1995 as Chairman of ShopperVision Express, Inc., which offers home grocery shopping through dial-up and online services; and since 1990 as Managing Director of Cadence Information Associates L.L.C. (and its predecessor), a consulting and management services firm. Mr. Kahn holds a Bachelors Degree in Administrative Sciences from Yale College and a Masters Degree in Business Administration from Harvard Business School.



               (d) In May 1995, Dr. Abraham Peled, a designee of Elron Elec-tronic Industries Ltd. ("Elron"), resigned as a director of the Company. The vacancy created by Dr. Peled's resignation was filled in December 1995 by the election of Dr. Jacov Ben-Zvi, a designee of Elron. Dr. Ben-Zvi joined Elron in November 1995 as Senior Vice President - Business

     Development. From July 1992 to November 1995, he served as President of Sterling Software (U.S.A.) Inc., a software products manufacturer. Prior thereto and from October 1985, Dr. Ben-Zvi was General Manager of Israel Sterling Teffen Labs, also a software products manufacturer.

               (e) Effective December 5, 1995, the Company entered into a Loan and Registration Rights Agreement (the "Loan Agreement") with Gibraltar Trust ("Gibraltar"), Justy Ltd. ("Justy"), Yozma Venture Capital Ltd. ("Yozma"), SVE Star Ventures Enterprises No. II Gbr. ("SVE II"), SVE Star Ventures Enterprises No. III Gbr. ("SVE III"), SVE Star Ventures Enterpris-es No. IIIA Gbr. ("SVE IIIA"), Elron and Gilbert H. Steinberg (collective-ly, the "Lenders") (see "Principal and Selling Stockholders") pursuant to which, among other things, the Company borrowed an aggregate of $500,000 (the "Loans"). The promissory notes evidencing the Loans provide for interest at the rate of 10% per annum and the payment of the principal amount one year from the date of issuance. The notes provide further that, in the event the Company shall dispose of any of its assets for an aggre-gate purchase price of more than $100,000, then, to the extent of any net proceeds received, the Company must repay the notes. The repayment of all amounts due under the notes is to be secured by a security interest in all the assets of the Company (subject to the terms of a certain Security Agreement among the parties). As discussed in the January 31, 1996 Form 8-K incorporated herein by reference, the Company is obligated to repay the Loans out of the proceeds received in connection with the sale of PC Canada.

               In consideration of the Loans, the Lenders were issued five year warrants for the purchase of an aggregate of 75,000 Common Shares of the Company at an exercise price of $1.50 per share. The Loan Agreement provides that, six months from the date thereof, the Lenders may be entitled to receive additional warrants for the purchase of up 37,500 additional Common Shares of the Company (dependent upon the outstanding principal amount of the notes at such time). Pursuant to the Loan Agree-ment, the Lenders have also been given certain demand and piggyback registration rights with regard to the Common Shares issuable pursuant to the warrants.

               (f) In December 1995, the Company determined that, based upon the provisions set forth in the Certificate of Incorporation of the Company with regard to the rights and preferences of the Series A Preferred Shares, such shares are not redeemable by the holders thereof.

               (g) As discussed in Item 12 of the 1994 Form 10-KSB incorporated herein by reference, since the Registration Statement of which this Prospectus forms a part was not declared effective by the Commission on or before December 31, 1995, the Company is obligated to issue to certain of the persons and entities listed herein as Selling Shareholders an aggregate of 200,000 Common Shares and warrants for the purchase of an aggregate of 100,000 Common Shares. See "Principal and Selling Stockholders" and "Risk Factors".

               (h) In January 1996, in connection with the sale by the Company of PC Canada, John Towsley resigned as an officer and director of the Company.

                                   THE COMPANY

               The Company develops and offers instructor-led and computer-based personal computer training programs, and provides consulting services, primarily to large business and public sector organizations. The Company's ILT programs include a wide range of introductory and advanced classes in operating systems (including MS/DOS, Microsoft Windows, IBM OS/2 and Apple Macintosh System 7.0), word processing, spreadsheets, databases, communications, executive overviews, integrated software packages, computer graphics and desktop publishing. The Company's CBT programs include offerings on Lotus Notes, CC Mail, Microsoft Office, and Lotus Smartsuite.

               The Company's ILT programs, which are primarily marketed to those business concerns and public sector organizations that devote substantial resources to personal computer technology, are conducted solely for the benefit of such employees. The Company has been authorized as a training center by many software and hardware manufacturers. The Company does not sell or distribute any computer hardware, software or related products (other than CBT programs as discussed below).

               The Company develops and offers CBT programs to augment its live training classes. Whereas live classroom training is delivered in a classroom setting by one of the Company's qualified instructors to students sitting in front of personal computers, CBTs utilize a different training methodology. Computer-based training is supplied to students on either floppy disks or over a communication line which is tied directly to their desk-top personal computer. This approach eliminates the need for either classrooms or instructors. The Company believes that certain software packages and other computer-related topics lend themselves to being taught in this manner. CBT programs, for example, are a more cost effective way of delivering training on new features available in software upgrades, as well as in delivering training in geographi-cally remote locations. In addition, the Company's proprietary authoring tool, ACE, allows CBT designers to develop custom CBT for a client's in-house computer applications.

               The Company's Consulting Services Division is responsible for identifying and providing independent computer personnel, on a temporary basis, to the Company's client base for special projects. At the present time, the Company is furnishing its full time employees, as well as independent contrac-tors, to satisfy its clients' requirements.



                 See the January 31, 1996 Form 8-K incorporated herein by reference for a discussion of the sale by the Company of PC Canada (which company offers ILT and CBT programs, as wells as consulting services) and the possible sale by the Company of its United States ILT operations.

               The Company presently operates six training facilities -four in New York City, one in Northern California and one in Metropark, New Jersey.

               The Company was incorporated in New York in March 1985 and changed its corporate domicile to Delaware in December 1987. The Company's executive offices are located at 462 Seventh Avenue, New York, New York 10018 (telephone number (212) 736-5870).

                                 USE OF PROCEEDS

               The Company will not receive any proceeds from the sale of the Shares by the Selling Stockholders.



                       PRINCIPAL AND SELLING STOCKHOLDERS

               The following table sets forth, to the Company's knowledge, certain information regarding the Company's outstanding Common Shares benefi-cially owned as of January 31, 1996 (i) by each person who is known by the Company to beneficially own or exercise voting or dispositive control over more than 5% of the Company's Common Shares, (ii) by each of the Company's directors,
(iii) by all executive officers and directors of the Company as a group and (iv) by each of the Selling Stockholders. Except as set forth below, to the Company's knowledge, each beneficial owner has the sole power to vote and dispose of the shares reflected.


NAME AND ADDRESS OF                                                                               COMMON SHARES
PRINCIPAL STOCKHOLDERS                   COMMON SHARES                   COMMONS SHARES            TO BE BENE-
AND DIRECTORS;                         BENEFICIALLY OWNED                   OFFERED              FICIALLY OWNED
NAME OF SELLING STOCKHOLDERS           BEFORE OFFERING(1)                   FOR SALE            AFTER OFFERING(1)
----------------------------           ------------------                --------------         -----------------
                                                      PERCENT                                                   PERCENT
                                                         OF                                                        OF
                                     NUMBER          OUTSTANDING                              NUMBER          OUTSTANDING
                                     ------          -----------                              ------          -----------

Elron Electronic
 Industries Ltd.(2)                858,750(3)           25.4%              840,000(3)        18,750(3)            *

Terry I. Steinberg(4)              848,343(5)           26.9%                  -0-          848,343(5)           26.9%
                                          (6)                                                      (6)

Gilbert H. Steinberg               839,493(5)           26.7%                  -0-          839,493(5)           26.7%
Six Nevada Drive
Lake Success, New York

Gibraltar Trust(7)                 620,664(8)           18.5%              501,914(8)       118,750(8)            3.5%

Joshua Ruch(7)                     620,664(8)           18.5%                  -0-(8)       118,750(8)            3.5%

Meir Barel(9)                      620,664(10)          18.5%                  -0-(10)      118,750(8)            3.5%

Austin W. Marxe(11)                601,916(12)          18.1%                  -0-(12)      100,000(12)           3.0%
                                          (13)                                                     (13)

AWM Investment                     601,916(12)          18.1%                  -0-(12)      100,000(12)           3.0%
 Company, Inc.(11)                        (13)                                                     (13)

Jan Philipp F. Reemtsma            571,011(8)           17.1%                  -0-(8)       109,250(8)            3.3%
Mera GmbH
Grosse Bleichen 8, D-2000
Hamburg, Germany

Special Situations                 451,436(12)          13.8%              376,436(12)       75,000(14)           2.3%
 Fund III, L.P.(11)                       (14)                                    (14)

MGP Advisers                       451,436(12)          13.8%                  -0-(12)       75,000(14)           2.3%
 Limited Partnership(11)                  (14)

Joseph Sabrin(4)                   315,458(6)           10.0%                  -0-          315,458(6)           10.0%
                                          (15)                                                     (15)

SVM STAR Ventures                  310,332(10)           9.6%                  -0-(10)       59,375(10)           1.8%
 Management GmbH No. 3(9)

SVM STAR Venture Capital           310,332(10)           9.6%                  -0-(10)       59,375(10)           1.8%
 Management Ltd.(16)

SVE STAR Ventures                  213,214(10)           6.7%              172,426(10)        40,788(10)          1.3%
 Enterprises No. III                      (17)                                    (17)              (17)
 GbR(9)

Justy Ltd.(16)                     186,199(10)           5.8%             150,574(10)        35,625(10)           1.1%
                                          (18)                                   (18)              (18)




                                                                 11

NAME AND ADDRESS OF                                                                               COMMON SHARES
PRINCIPAL STOCKHOLDERS                   COMMON SHARES                   COMMONS SHARES            TO BE BENE-
AND DIRECTORS;                         BENEFICIALLY OWNED                   OFFERED              FICIALLY OWNED
NAME OF SELLING STOCKHOLDERS           BEFORE OFFERING(1)                   FOR SALE            AFTER OFFERING(1)
----------------------------           ------------------                --------------         -----------------
                                                      PERCENT                                                   PERCENT
                                                         OF                                                        OF
                                     NUMBER          OUTSTANDING                              NUMBER          OUTSTANDING
                                     ------          -----------                              ------          -----------


Special Situations                 150,480(12)           4.2%             125,480(12)       25,000(12)            *
 Cayman Fund, L.P.                        (19)                                   (19)             (19)

Yozma Venture                      124,132(10)           3.9%             100,382(10)       23,750(10)            *
 Capital Ltd.                             (20)                                   (20)             (20)

SVE STAR Ventures                   79,459(10)           2.5%              64,256(10)       15,203(10)            *
 Enterprises No. II GbR                   (21)                                   (21)             (21)

Avshalom Aderet                     51,000(22)           1.6%              36,000           15,000(22)            *
28 Hacharoshet Street                     (23)                                                    (23)
Or-Yehuda, Israel

Martin F. Kahn                      20,000(24)           *                    -0-           20,000(24)            *
c/o Cadence Information                   (25)                                                    (25)
 Associates LLC
767 Fifth Avenue
New York, New York

SVE STAR Ventures                   17,660(10)           *                 14,276(10)        3,384(10)            *
 Enterprises No. IIIA GbR                 (26)                                   (26)             (26)

Menasche Rothschild                 14,800(23)           *                 14,800              -0-               --

Eyal Gluska                          2,000(23)           *                  2,000              -0-               --

Shai Kreisler                        2,000(23)           *                  2,000              -0-               --

Aviv Lustig                          2,000               *                  2,000              -0-               --

Daphna Steinmetz                       900(23)           *                    900              -0-               --

Yosef Blatman                          600(23)           *                    600              -0-               --

Alon Cooper                            600(23)           *                    600               --               --

Lior Gendel                            400               *                    400              -0-               --

Ira Moskowitz                          400               *                    400               -0-              --

Rona Lustig                            300               *                    300               -0-              --

Abraham Peri(2)                        -0-(27)          --                    -0-               -0-(27)          --

Jacov Ben-Zvi(2)                       -0-(27)          --                    -0-               -0-(27)          --

All executive officers             988,343(5)           30.3%              36,000           952,343(5)           29.2%
 and directors as a                (6)(22)(24)                                             (6)(22)(24)
 group (8 persons)                    (25)(28)                                                (25)(28)


                                       12

---------------------------
 *     Less than 1%.

(1) Calculated pursuant to Rule 13d-3 promulgated under the Securities Exchange Act of 1934. Accordingly, with respect to each particular beneficial owner, the percentage gives effect to the deemed exercise of such owner's options and warrants (which are currently exercisable or exercisable within 60 days) and the deemed conversion of such owner's convertible shares of Preferred Stock (which are currently convertible or convertible within 60 days); the percentage, however, does not give effect to any deemed exercise or conversion of other holders' outstanding options, warrants and convertible Preferred Stock.

(2)   Address is Advanced Technology Center, Haifa, Israel.

(3) Pursuant to Schedule 13D filed with the Commission, the number of Common Shares beneficially owned before the offering and offered for sale includes (i) 200,000 shares issuable upon conversion of Series A Preferred Shares; and (ii) 40,000 shares issuable upon exercise of currently exercisable warrants. The number of Common Shares beneficially owned after the offering represents shares issuable upon exercise of currently exercisable warrants.

(4)   Address is 462 Seventh Avenue, New York, New York.

(5) Includes shares beneficially owned by Terry I. Steinberg (285,458), Joseph Sabrin (285,458) and Gilbert H. Steinberg (247,427). Such shares are held subject to a Voting Trust Agreement among such persons, expiring in 1997, wherein the Messrs. Steinberg exercise joint voting control as co-trustees. Each of the Messrs. Steinberg and Mr. Sabrin retain dispositive control over their respective shares.

(6) Includes 30,000 shares issuable upon exercise of currently exercisable options held by each of Messrs. T. Steinberg and Sabrin.

(7)   Address is c/o Rho Management Co., Inc., 767 Fifth Avenue, New York, New
      York.


(8) Pursuant to Schedule 13D filed with the Commission and other information available to the Company, Messrs. Ruch and Reemtsma are two of the grantors of Gibraltar Trust, a Selling Stockholder, which is the record owner of 400,000 Common Shares (giving effect to the issuance described in "Subsequent Events") and holds currently exercisable warrants for the purchase of approximately 220,664 Common Shares. Based upon the Schedule 13D, (i) Mr. Reemtsma beneficially owns approximately 571,011 shares (including approximately 203,010 shares issuable upon exercise of currently exercisable warrants) and (ii) Mr. Ruch beneficially owns approximately 49,653 shares (including approximately 17,654 shares issuable upon exercise of currently exercisable warrants) and exercises sole voting and dispositive control over such shares. The Schedule 13D indicates further that Mr. Ruch's beneficial ownership includes 25,000 shares held by Rho Management Co., Inc. ("Rho"), an entity over the assets of which Mr. Ruch exercises sole investment and voting control. As stated in the Schedule 13D, through his position with Rho, which acts as investment adviser to Mr. Reemtsma, Mr. Ruch has investment authority over Mr. Reemtsma's shares and, therefore, shares voting and dispositive power with Mr. Reemtsma over such shares.
      In addition, an entity affiliated with Messrs. Ruch and Reemtsma is a limited partner of SVE IIIA (as defined in footnote (10)); however, neither Mr. Ruch nor Mr. Reemtsma has voting or dispositive power over the shares of the Company beneficially owned by SVE IIIA. The number of Common Shares beneficially owned before the offering and offered for sale by Gibraltar Trust, and the number of Common Shares beneficially owned before the  offering by Mr. Ruch,  includes 168,581 shares issuable upon currently exercisable  warrants (155,094 for Mr. Reemtsma).  The number of Common Shares beneficially owned after the offering by Gibraltar Trust and Mr. Ruch includes 52,083 shares issuable upon exercise of currently exercisable warrants (47,916 for Mr. Reemtsma).

(9)   Address is 28A Leopoldstrasse, Munich, Germany.

(10) Pursuant to Schedule 13D filed with the Commission, (i) SVM STAR Ventures Management GmbH No. 3 ("STAR Germany") manages the investments of SVE STAR Ventures Enterprises No. II GbR ("SVE II"), SVE STAR Ventures Enterprises No. III GbR ("SVE III") and SVE STAR Ventures Enterprises No. IIIA GbR ("SVE IIIA"), each a Selling Stockholder; (ii) SVM STAR Venture Capital Management Ltd. ("STAR Israel") manages the investments of Justy Ltd. ("Justy") and Yozma Venture Capital Ltd. ("Yozma"), each a Selling Stock-holder; (iii) Meir Barel is the sole director and primary owner of STAR Germany and STAR Israel; (iv) Mr. Barel has the sole power to vote or direct the vote, and the sole power to dispose or direct the disposition of, the shares beneficially owned by SVE II, SVE III, SVE IIIA, Justy and Yozma; (v) STAR Germany has the sole power to vote or direct the vote, and the sole power to dispose or direct the disposition of, the shares benefi-cially owned by SVE II, SVE III and SVE IIIA; and (vi) STAR Israel has the sole power to vote or direct the vote, and the sole power to dispose or direct the disposition of, the shares beneficially owned by Justy and Yozma.

(11)  Address is 153 East 53rd Street, New York, New York.

(12) Pursuant to Schedule 13G filed with the Commission, (i) AWM Investment Company, Inc. ("AWM") serves as (a) the sole general partner of MGP Advisers Limited Partnership ("MGP") and (b) the investment adviser to, and general partner of, Special Situations Cayman Fund, L.P. ("Cayman Fund"), a Selling Stockholder; (ii) Austin W. Marxe is President, Chief Executive Officer and primary owner of AWM and principal limited partner of MGP; and (iii) MGP is a general partner of, and investment adviser to, Special Situations Fund III, L.P. ("III Fund"), a Selling Stockholder. Pursuant to the Schedule 13G, (i) Mr. Marxe has the sole power to vote or direct the vote of the shares beneficially owned by the Cayman Fund, shared power to vote or direct the vote of the shares beneficially owned by the III Fund and the sole power to dispose or direct the disposition of the shares beneficially owned by the Cayman Fund and the III Fund; (ii) AWM has the sole power to vote or direct the vote of the shares beneficially owned by the Cayman Fund and the sole power to dispose or direct the disposition of the shares beneficially owned by the Cayman Fund and the III Fund; and (iii) MGP has the sole power to dispose or direct the disposition of the shares beneficially owned by the III Fund.


(13) Based upon Schedule 13G filed with the Commission and other information available to the Company, the number of Common Shares beneficially owned before and after the offering includes 168,582 and 33,333 shares, respec-tively, issuable upon exercise of currently exercisable warrants.

(14) The number of Common Shares beneficially owned before the offering and offered for sale by the III Fund includes 126,436 shares issuable upon exercise of currently exercisable warrants. The number of Common Shares beneficially owned after the offering includes 25,000 shares issuable upon exercise of currently exercisable warrants.

(15) Shares (excluding shares subject to outstanding options) are held subject to a Voting Trust Agreement as described in footnote (5).

(16)  Address is 25 Lechi Street, Bnei Brak, Israel.

(17) The number of Common Shares beneficially owned before the offering and offered for sale includes 57,914 shares issuable upon exercise of currently exercisable warrants. The number of Common Shares beneficially owned after the offering includes 17,886 shares issuable upon exercise of currently exercisable warrants.

(18) The number of Common Shares beneficially owned before the offering and offered for sale includes 50,574 shares issuable upon exercise of currently exercisable warrants. The number of Common Shares beneficially owned after the offering includes 15,625 shares issuable upon exercise of currently exercisable warrants.

(19) The number of Common Shares beneficially owned before the offering and offered for sale includes 42,146 shares issuable upon exercise of currently exercisable warrants. The number of Common Shares beneficially owned after the offering includes 8,333 shares issuable upon exercise of currently exercisable warrants.

(20) The number of Common Shares beneficially owned before the offering and offered for sale includes 33,715 shares issuable upon exercise of currently exercisable warrants. The number of Common Shares beneficially owned after the offering includes 10,417 shares issuable upon exercise of currently exercisable warrants.

(21) The number of Common Shares beneficially owned before the offering and offered for sale includes 21,582 shares issuable upon exercise of currently exercisable warrants. The number of Common Shares beneficially owned after the offering includes 6,668 shares issuable upon exercise of currently exercisable warrants.

(22) Includes 15,000 shares issuable upon exercise of currently exercisable options.

(23)  Shares are held in trust for the benefit of the various beneficial owners.

(24)  Represents shares issuable upon exercise of currently exercisable options.

(25) Options are held in the name of Cadence Information Associates LLC, a Delaware limited liability company of which Mr. Kahn is the sole manager and a member with a 50% membership interest.


(26) The number of Common Shares beneficially owned before the offering and offered for sale includes 4,795 shares issuable upon exercise of currently exercisable warrants. The number of Common Shares beneficially owned after the offering includes 1,488 shares issuable upon exercise of currently exercisable warrants.

(27) Does not include shares beneficially owned by Elron for which Mr. Peri and Dr. Ben-Zvi serve as officers.

(28) Includes 39,000 shares issuable upon exercise of currently exercisable options held by executive officers of the Company.

      The Common Shares set forth in the above table are included in this Prospectus pursuant to registration commitments accorded to the Selling Stock-holders. Such Shares may be sold either pursuant to the Registration Statement of which this Prospectus forms a part or, if available, under Section 4(1) of the Securities Act or Rule 144 promulgated thereunder. The Company will not receive any proceeds from the sale of the Shares by the Selling Stockholders.

      To the Company's knowledge, no Selling Stockholder has had any material relationship with the Company or any of its affiliates during the past three years, except that (i) Elron has the right, under certain circumstances, to designate two persons as directors of the Company (Abraham Peri having served since September 1994 as one such designee while another Elron representative served as the second designee from September 1994 until his resignation as a director in May 1995; in December 1995, Dr. Jacov Ben-Zvi, an Elron designee, was elected a director to fill the vacancy created thereby); (ii) Avshalom Aderet has served as President of PC Etcetera Israel Ltd. ("PC Israel"), a wholly-owned subsidiary of the Company, since August 1994 and a director of the Company since September 1994; (iii) Menasche Rothschild, Eyal Gluska, Shai Kreisler, Aviv Lustig, Daphna Steinmetz, Yosef Blatman, Alon Cooper, Lior Gendel, Ira Moskowitz and Rona Lustig have served as employees of PC Israel since August 1994 (certain of such persons having left the employ of PC Israel since such date); (iv) Joshua Ruch, a grantor of Gibraltar Trust, has a minority equity interest in Cadence Information Associates, L.L.C., an entity that provides consulting services to the Company and with respect to which Martin F. Kahn, Chairman of the Board of the Company, has a 50% interest and acts as Managing Director; and (v) effective December 5, 1995, certain of the Selling Stockholders loaned an aggregate of $500,000 to the Company as described under "Subsequent Events".

      The Company is not aware of any underwriting arrangements with respect to the sale of the Shares by the Selling Stockholders. The Company believes that such securities will be sold from time to time in the over-the-counter market at then prevailing prices or in private transactions at negotiated prices, and that usual and customary brokerage fees will be paid by the Selling Stockholders in connection therewith.

      As indicated above, Elron currently has the right to designate two persons to the Board of Directors of the Company. Such right, which Elron has exercised, shall continue, however, only for as long as it beneficially owns equity securities of the Company representing, or which are convertible into, at least 20% of the outstanding Common Shares of the Company. Of the 858,750 Common Shares owned by, or issuable to, Elron, 840,000 are registered for resale pursuant to the Registration Statement of which this Prospectus forms a part.
In the event, sales by Elron reduce its beneficial ownership below the 20% threshold, it will no longer have the right to designate any directors of the Company. Any sales by Elron prior to August 12, 1996 will require the prior written approval of the Company.

      Similarly, a representative of Justy, Yozma, SVE II, SVE III and SVE IIIA (collectively, the "STAR Entities") has the collective right to designate one person to the Board of Directors of the Company for so long as the Star Entities beneficially own collectively at least 10% of the outstanding Common Shares of the Company. To date, such right has not been exercised. As with Elron, substantially all of the shares beneficially owned by the Star Entities have been registered for resale. In the event sales by such entities reduce their collective beneficial ownership below 10% of the outstanding Common Shares, they will no longer have the right to designate a director of the Company.

                           DESCRIPTION OF COMMON STOCK

      The Company is currently authorized to issue 15,000,000 Common Shares, par value $.01 per share. As of January 31, 1996, there were 3,137,462 Common Shares issued and outstanding (including the 200,000 issuable as described under "Subsequent Events") and held of record by approximately 44 persons.

      Holders of Common Shares are entitled to one vote per share on all matters submitted to a vote of stockholders, including the election of directors. Such holders do not have the right to cumulate their votes for the election of directors. Accordingly, the holders of a majority of the shares voting for election of directors can elect all members of the Board of Directors. A plurality vote is sufficient for the election of directors, and a majority vote is required for other actions that require the vote or concurrence of stockholders. Dividends may be paid to holders of Common Shares, on an equal basis with the holders of the Company's 1,000,000 outstanding Series A Preferred Shares when and if declared by the Board of Directors out of funds legally available therefor. In the event of the dissolution or liquidation of the Company, holders of Common Shares would be entitled to share ratably in the assets of the Company remaining after satisfaction of all liabilities of the Company and the payment to the holders of the Series A Preferred Shares of a liquidation preference of $1.00 per share.

      The holders of Common Shares have no preemptive or conversion rights, and there are no redemption or sinking fund provisions applicable to the Common Shares. All of the outstanding Common Shares are fully paid and nonassessable.

                                  LEGAL MATTERS

      Matters relating to the legality of the securities being offered hereby are being passed upon for the Company by Certilman Balin Adler & Hyman, LLP, 90 Merrick Avenue, East Meadow, New York 11554.

                                     EXPERTS

      The consolidated balance sheet of the Company as of December 31, 1994 and the consolidated statements of operations, stockholders' equity and cash flows of the Company for the years ended December 31, 1994 and 1993 included in the 1994 Form 10-KSB incorporated by reference in this Prospectus have been so incorporated in reliance on the report of Norman Stumacher ("Stumacher"), certified public accountant, given upon the authority of that firm as an expert in auditing and accounting.

      Stumacher's report indicates that he did not audit the financial statements of PC Israel, which financial statements, Stumacher indicates, reflect total assets and revenues constituting 8% and 4%, respectively, of the related consolidated totals. Stumacher's report states that such statements were audited by other auditors whose report had been furnished to him and his opinion, insofar as it relates to amounts included for PC Israel, is based solely on the report of the other auditors. The Company has been advised that the auditors whose report had been furnished to Stumacher were Luboshitz, Kasierer & Co., certified public accountants (Israel)("Luboshitz"). The report of Luboshitz with respect to the balance sheet of PC Israel as of December 31, 1994 and the statements of income, changes in shareholders' deficiency and cash flows of PC Israel for the period then ended, given upon the authority of that firm as experts in auditing and accounting, has been included in the 1994 Form 10-KSB and incorporated by reference in this Prospectus.

      The balance sheets of the ACE Division of Elron ("ACE") as of December 31, 1993 and 1992, the statement of income of ACE for the years ended December 31, 1993, 1992 and 1991 and the statement of cash flows of ACE for the year ended December 31, 1993 included in the Company's Current Report on Form 8-K for an event dated August 12, 1994, as amended, incorporated by reference in this Prospectus have been so incorporated in reliance on the opinion of Luboshitz, given upon the authority of that firm as experts in auditing and accounting.

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

          The following table sets forth the expenses (estimated except for the Registration Fee) in connection with the offering described in the Registration
Statement:

Registration Fee...................................     $ 2,070.65
Accountants' Fees and Expenses.....................        *
Legal Fees and Expenses............................      30,000.00
Printing ..........................................        *
Miscellaneous......................................        *
                                                       ------------

  Total............................................    $   *
                                                       ------------
                                                       ------------


ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

      Pursuant to Section 145 of the Delaware General Corporation Law, the Registrant has the power, under certain circumstances, to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the Registrant), by reason of the fact that he is or was a director, officer, employee or agent of the Registrant, or is or was serving at the request of the Registrant as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (includ-ing attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceed-ing if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Registrant, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.

      Pursuant to such Section 145, the Registrant has the power, under certain circumstances, to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the Registrant to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the Registrant or was serving at the request of the Registrant as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys' fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Registrant, except that no indemnification generally shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the Registrant.

      Pursuant to Section 145, to the extent that a director, officer, employee or agent of the Registrant has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to above, or in defense of any claim, issue or matter therein, he shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him in connection therewith.

      Article IX of the Registrant's Certificate of Incorporation and Article VI of the Registrant's By-Laws provide generally that the Registrant shall, to the fullest extent permitted by law, indemnify all its officers and directors.

      The Registrant's Certificate of Incorporation contains provisions relating to the elimination of directors' liability for damages for breach of duty in such capacity.

ITEM 16.  EXHIBITS.

EXHIBIT
NUMBER                 DESCRIPTION OF EXHIBIT
--------               ----------------------

 2(a) Asset Purchase Agreement dated as of August 12, 1994 among the Company, PC Etcetera Israel Ltd., Elron Electronic Industries Ltd., Adar International, Inc. and Elron Technologies Inc.1

  (b) Stock Purchase Agreement dated as of January 31, 1996 by and between Training Holdings L.L.C. and PC Etcetera, Inc.2

 4(a)          Certificate of Incorporation, as amended.*

  (b)          Certificate of Designation with regard to Series A Preferred
               Shares.3

 5 Opinion of Certilman Balin Adler & Hyman, LLP regarding the legality of the securities being registered.**

10(a) Lease for premises situated at 462 Seventh Avenue, 4th Floor, New York, New York, as amended.*

  (b) Lease for premises situated at 462 Seventh Avenue, 18th Floor, New York, New York.4

  (c)          Lease for premises situated at 19 Fulton Street, New York, New
               York.5

  (d)          Lease for premises situated at 120 Wood Avenue South, Iselin, New
               Jersey.5

  (e) Lease Amendment for premises situated at 120 Wood Avenue South, Iselin, New Jersey.*

  (f)          Lease for premises situated at 80 Bloor Street, Toronto, Canada.5

  (g)          Amended and Restated 1987 Stock Option Plan.6

  (h)          Lease for premises situated at 341 Madison Avenue, New York, New
               York.*

  (i) Agreement dated as of May 30, 1989 among Terry I. Steinberg, Joseph Sabrin and the Registrant, as amended.4

  (j) Lease for premises situated at City Centre Tower, North York, Ontario, Canada.*

  (k) Financing Agreement - Receivables dated November 20, 1990 between the Registrant and Rosenthal & Rosenthal, Inc.*

  (l) Stockholders' Agreement dated as of August 12, 1994 among the Registrant, Elron Electronic Industries Ltd.("Elron"), Adar International, Inc, Elron Technologies Inc., Terry I. Steinberg, Joseph Sabrin and Gilbert H. Steinberg.1

  (m) Stock Purchase Agreement dated as of March 15, 1995 among the Registrant, Special Situations Fund III, L.P., Special Situations Cayman Fund, L.P., Gibraltar Trust ("Gibraltar"), Justy Ltd. ("Justy"), Yozma Venture Capital Ltd. ("Yozma"), SVE STAR Ven-tures Enterprises No. II GbR ("SVE II"), SVE STAR Ventures Enterprises No. III GbR ("SVE III") and SVE STAR Ventures Enter-prises No. IIIA GbR ("SVE IIIA")(collectively, the "Series B Purchasers").3

  (n) Form of Warrant dated March 15, 1995 issued to the Series B Purchasers for the purchase of an aggregate of 500,000 Common Shares of the Registrant.3

  (o) Loan and Registration Rights Agreement dated December 5, 1995 among the Registrant, Gibraltar, Justy, Yozma, SVE II, SVE III, SVE IIIA, Elron and Gilbert H. Steinberg (collectively, the "Lenders").**

  (p) Form of Promissory Note dated December 5, 1995 issued to the Lenders with regard to $500,000 aggregate principal amount of indebtedness.**

  (q) Form of Warrant dated December 5, 1995 issued to the Lenders for the purchase of an aggregate of 75,000 Common Shares of the Registrant.**

13 Quarterly Report on Form 10-QSB for the quarter ended Sep-tember 30, 1995, as amended.7

23(a)          Consent of Norman Stumacher.**

  (b)          Consent of Luboshitz, Kasierer & Co.**

  (c) Consent of Certilman Balin Adler & Hyman, LLP (included in its opinion filed as Exhibit 5).

24 Powers of Attorney (included in signature page forming a part hereof).

-----------------------

*Denotes document previously filed as an exhibit to this Registration Statement.

**Denotes document filed herewith.

1Denotes document filed as an exhibit to the Registrant's Current Report on Form 8-K for an event dated August 12, 1994 (File No. 0-17419) and incorporated herein by reference.


2Denotes document filed as an exhibit to the Registrant's Current Report on Form 8-K for an event dated January 31, 1996 (File No. 0-17419) and incorporated herein by reference.


3Denotes document filed as an exhibit to the Registrant's Annual Report on Form 10-KSB for the fiscal year ended December 31, 1994 (File No. 0-17419) and incorporated herein by reference.

4Denotes document filed as an exhibit to the Registrant's Annual Report on Form 10-KSB for the fiscal year ended December 31, 1993 (File No. 0-17419) and incorporated herein by reference.

5Denotes document filed as an exhibit to the Registrant's Registration Statement on Form S-18 (File No. 33-19521) and incorporated herein by reference.

6Denotes document filed as an exhibit to the Company's Annual Report on Form 10-KSB for the fiscal year ended December 31, 1992 (File No. 0-17419) and incorpo-rated herein by reference.

7Denotes document filed with the Commission (File No. 0-17419) and incorporated herein by reference.

ITEM 17.  UNDERTAKINGS.

               The undersigned Registrant hereby undertakes that it will:

               (1) File, during any period in which it offers or sells securities, a post-effective amendment to this Registration Statement to:

                    (i) Include any prospectus required by Section 10(a)(3) of the Securities Act;

                    (ii) Reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information in the Registration Statement; and

                    (iii) Include any additional or changed material information on the plan of distribution.

               (2) For determining liability under the Securities Act, treat each post-effective amendment as a new registration statement of the securities offered, and the offering of the securities at that time to be the initial bona fide offering.

               (3) File a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the offering.

               Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described under Item 15 above, or otherwise, the Registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

          Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this Amendment to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on the 14th day of February, 1996.

                                   PC ETCETERA, INC.


                                   By:  /s/ Terry I. Steinberg
                                        -----------------------------
                                            Terry I. Steinberg,
                                            President


          Pursuant to the requirements of the Securities Act of 1933, this Amendment to the Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.


         *               Chairman and Director     February 14, 1996
---------------------
Martin F. Kahn

                         President, Treasurer
                         and Director
                         (Principal Executive
         *               and Financial Officer)    February 14, 1996
----------------------
Terry I. Steinberg

                         Executive Vice President,
                         Secretary and
         *               Director                  February 14, 1996
------------------------
Joseph Sabrin


                         Controller (Principal
         *               Accounting Officer)       February 14, 1996
------------------------
Adrienne Haber

                         President of PC Etcetera
         *               Israel Ltd. and Director  February 14, 1996
------------------------
Avshalom Aderet


         *               Director                  February 14, 1996
------------------------
Abraham Peri

                         Director
------------------------
Jacov Ben-Zvi

*Terry I. Steinberg, pursuant to Powers of Attorney (executed by each of the persons listed above and indicated as signed above, and filed with the Securi-ties and Exchange Commission), by signing his name hereto does hereby sign and execute this Amendment to the Registration Statement on behalf of each of the persons named above and indicated as signing above in the capacities in which the names of each appear above, and does hereby sign and execute this Amendment to the Registration Statement in his own behalf in the capacity of President, Treasurer, Director and Principal Executive and Financial Officer.



                                      /s/ Terry I. Steinberg
                                      -----------------------------
                                      Terry I. Steinberg

February 14, 1996